ASCENT ASSURANCE, INC

PRESS RELEASE

Source: Ascent Assurance, Inc.

Corporate Contact:

      Cynthia B. Koenig
      ChiefFinancial Officer
      (817) 878-3732

FOR IMMEDIATE RELEASE:
March 6, 2003

ASCENT ASSURANCE REPORTS FOURTH QUARTER RESULTS

FORT WORTH, Texas, March 6, 2003…Ascent Assurance, Inc. (AASR.OB) reported today a net loss of ($758,000) for the fourth quarter of 2002 as compared to a net loss of ($548,000) for the fourth quarter of 2001. After deducting preferred stock dividends, the loss applicable to common stockholders was ($1.6) million or ($0.25) per common share for the fourth quarter of 2002 as compared to ($1.3) million or ($0.20) per common share for the fourth quarter of 2001. For the year ended December 31, 2002, the net loss was ($931,000) as compared to ($2.1) million for the corresponding 2001 period. After deducting preferred stock dividends, the loss applicable to common stockholders was ($4.2) million or ($.64) per common share for the year ended December 31, 2002 as compared to ($5.1) million or ($.78) per common share for the corresponding 2001 period. Preferred stock dividends are payable through the issuance of additional shares of preferred stock or cash, at the Company’s option. Preferred stock dividends accrued during 2002 were paid through the issuance of 3,261 shares of preferred stock.

Fourth quarter results were adversely impacted by the Company’s fee and service operations which reported a pre-tax loss of ($718,000) for the fourth quarter of 2002 as compared to pre-tax income of $322,000 for the fourth quarter of 2001. For the year ended December 31, 2002, fee and service operations reported a pre-tax loss of ($388,000) as compared to pre-tax income of $1.7 million for the corresponding 2001 period. Fee and service operating results are principally attributable to the Company’s printing and telemarketing subsidiaries which have experienced reduced sales, particularly in the fourth quarter of 2002, as a result of the sluggish economy.

Total revenues were $31.2 million and $131.3 million for the fourth quarter and year ended December 31, 2002, respectively, as compared to $36.9 million and $155.4 million for the corresponding 2001 periods. Total premium revenues decreased by $3.4 million or 11.5% for the fourth quarter and $14.2 million or 11.3% for the year ended December 31, 2002 as compared to the corresponding prior year periods. The decline in premium revenue is principally attributable to the expected decline in premium from unprofitable major medical products marketed prior to July 2000.

The benefits and claims to premium ratio was 68.5% and 70.5% for the fourth quarter and year ended December 31, 2002, respectively, as compared to 73.0% and 74.6% for the corresponding 2001 periods. Operating expenses include interest expense of $2.2 million and $1.3 million for the year ended December 31, 2002 and 2001, respectively, related to financing obtained in April 2001. The Company has elected to pay the interest in kind through the issuance of additional notes payable.

Patrick J. Mitchell, Chairman and CEO, commenting on fourth quarter operations said: “We are disappointed that losses from our fee and services operations have overshadowed the steady improvement in our core insurance operations this quarter. Corrective measures have been initiated to reverse these losses in our fee and services operations. We expect 2003 to be an exciting year for the Company’s core insurance operations. New marketing initiatives and continued expense discipline will accelerate the Company’s momentum toward achieving consistent profitability.”

Ascent Assurance, Inc. is an insurance holding company primarily engaged in the development, marketing, underwriting and administration of medical-surgical expense, supplemental health, life and disability insurance products to self-employed individuals and small business owners. Marketing is achieved primarily through the career agency force of its marketing subsidiary. The Company’s goal is to combine the talents of its employees and agents to market competitive and profitable insurance products and provide superior customer service in every aspect of operations. (www.ascentassurance.com)

(Forward-Looking Statements: The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This press release contains forward-looking statements regarding the intent, belief or current expectations of the Company and members of its senior management team. While the Company believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Factors that would cause actual results to differ materially from those contemplated within this press release can be found in the Company’s Form 10-K for the year ended December 31, 2002. Such factors include but are not limited to: any limitation imposed on the Company’s ability to control the impact of rising health care costs, especially prescription drugs, and rising medical service utilization rates through product and benefit design, underwriting criteria, premium rate increases, utilization management and negotiation of favorable provider contracts; the impact of changing health care trends on the Company’s ability to accurately estimate claim and settlement expense reserves; developments in health care reform and other regulatory issues, including the Health Insurance Portability and Accountability Act and increased privacy regulation, and changes in laws and regulations in key states where the Company operates; the Company’s ability to meet minimum regulatory capital requirements for its Insurance Subsidiaries; the ability of the Company to maintain adequate liquidity for its non-insurance subsidiary operations including financing of commission advances to agents; default by issuers of fixed maturity investments owned by the Company; and the loss of key management personnel.)

ASCENT ASSURANCE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

        (000‘s omitted, except for per share amounts)

Three Months Ended December 31,	Year Ended December 31,

	2002	2001	2002	2001

First-year premium	$ 5,530	$ 6,440	$ 23,131	$ 29,984
Renewal premium	20,691	23,179	87,917	95,222

Total premiums	26,221	29,619	111,048	125,206
Net investment income	1,830	2,065	7,722	8,867
Fee and service income	2,197	4,213	9,926	17,376
Other insurance revenues	674	880	2,670	3,540
Net realized gain (loss) on investments	245	87	(88)	392

Total revenue	31,167	36,864	131,278	155,381

Benefits and claims	17,954	21,609	78,299	93,376
Change in deferred acquisition costs	254	221	215	(889)
Commissions	3,255	4,023	13,857	17,793
General and administrative expenses	5,953	5,905	23,260	25,339
Fee and service operating expenses	2,915	3,891	10,314	15,703
Taxes, licenses and fees	966	1,126	3,790	4,245
Interest expense on notes payable	628	637	2,474	1,933

Total expenses	31,925	37,412	132,209	157,500
Loss before income taxes	(758)	(548)	(931)	(2,119)
Federal income taxes	-	-	-	-

Net loss	$ (758)	$ (548)	$ (931)	$ (2,119)
Preferred stock dividends	847	766	3,263	2,932

Loss applicable to common stockholders	$ (1,605)	$ (1,314)	$ (4,194)	$ (5,051)

Basic and diluted loss per common share	$ (.25)	$ (.20)	$ (.64)	$ (.78)

Weighted average shares outstanding:
Basic	6,517	6,500	6,505	6,500

Diluted	6,517	6,500	6,505	6,500

ASCENT ASSURANCE, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

(000‘s omitted)

December 31,	December 31,

	2002	2001

Assets
Investment assets	$110,296	$113,901
Cash	1,878	2,337
Accrued investment income	1,312	1,710
Deferred policy acquisition costs	25,385	25,600
Agent receivables, net	6,298	7,412
Property and equipment	3,806	5,436
Other assets	6,465	6,197

Total Assets	$155,440	$162,593

Liabilities and Equity
Policy liabilities	$ 91,559	$ 98,773
Notes payable	18,189	18,603
Other liabilities	9,535	11,760

Total Liabilities	119,283	129,136

Redeemable Convertible Preferred Stock	33,896	30,635
Stockholders' Equity	2,261	2,822

Total Liabilities and Equity	$155,440	$162,593